EXHIBIT 99.1
Code of Ethics
August 4, 2005
BACKGROUND
It is the policy of Stantec to conduct business in accordance with high ethical, moral, and legal standards, efficiently, in good faith, with due care, and in the best interests of the Company, its Employees, shareholders, and other stakeholders. Stantec maintains business practice standards that will earn the respect of everyone with whom the Company conducts business. These standards are intended to protect the Company’s reputation, the quality of its services and to serve the best interests of its clients, Employees and shareholders. This Code of Ethics has been developed to provide assistance in meeting and maintaining these standards by setting forth principles and guidelines. Employees are expected to familiarize themselves with this Code, and also to be familiar with the Company’s business practices and policies. Copies of all Stantec policies are available to Employees on StanNet, the Company’s Intranet.
In addition to the foregoing, pursuant to Multilateral Instrument 52-109 of the Canadian Security Commission Administrators, the Chief Executive Officer and Chief Financial Officer will be required to certify the existence and effectiveness of internal controls and disclosure controls in Stantec’s annual and interim filings. Based on the U.S. experience in the implementation of The Sarbanes-Oxley Act, the prevailing view in Canada is that the controls should include a code of ethics.
POLICY
Region: Global
Definitions
The following words, phrases or terms used in the following Code of Ethics shall have the following meanings:
•	“Code: means this code of ethics;

•	“Company” means Stantec Inc. or any of its wholly owned subsidiaries;

•	“Employees” means any director, officer or employee of Stantec;

•	“Stantec” means Stantec Inc. or any of its wholly owned subsidiaries;
A. APPLICATION
This Code applies to all Employees and is not intended to be exhaustive. Employees are expected to conduct themselves in the performance of their duties with high ethical, moral and legal standards.

Reference: Code of Ethics

B. DEALING WITH EACH OTHER
Stantec understands that effective relationships are based on the recognition of the value and worth of each individual, and the necessity to provide a working climate conducive to the success and well being of all Employees. We work to create an atmosphere of mutual trust and respect by being honest, fair and consistent. We will treat all Employees fairly and impartially, and we will strive to consistently follow employee policies and procedures. We listen to one another and foster open and honest communications. We value the opinion of Employees and respect their diverse backgrounds. We encourage communication among Employees and solicit ideas and suggestions about the Company.
C. DEALING WITH SHAREHOLDERS
Stantec is committed to protecting and improving shareholder value through the prudent use of corporate resources and by observing high standards of legal and ethical conduct in all our business dealings. The Company communicates with shareholders regularly, candidly and promptly, providing the information necessary to evaluate the management and investment value of the company.
D. DEALING WITH CLIENTS
Serving clients is the essence of our business. Meeting our clients’ expectations and providing good value is the best way to ensure ongoing demand for our services. We will accurately represent our services and clearly communicate the terms under which our services will be provided.
E. DEALING WITH SUBCONSULTANTS AND SUPPLIERS
We are committed to the fair treatment of subconsultants and suppliers. We will select subconsultants and suppliers who provide the best value for our clients and the Company, while respecting the wishes of our clients.
F. PROPRIETARY INFORMATION BELONGING TO THE COMPANY
Employees must maintain the confidentiality of the Company’s proprietary information. Examples of proprietary information include strategic plans, client lists, marketing plans, rate tables, and much of the technical information that the Company generates or uses in its business. The disclosure or misuse of Stantec’s business information can harm the Company’s competitive position and/or reputation and may be a violation of applicable laws. Employees therefore must not disclose business information outside of the Company unless they are authorized to do so.
G. PROPRIETARY INFORMATION OF OTHERS
Stantec regularly receives proprietary information from its clients, subconsultants and suppliers. The wrongful possession or use of any proprietary information of any third party is prohibited. Employees may use lawfully obtained proprietary information only for the purpose for which it was provided. If an employee is offered, or comes into, unauthorized possession of third party proprietary information, the employee must decline the offer and take appropriate steps, if applicable, to return the information.

Reference: Code of Ethics

H. ABIDING BY THE LAW
Wherever Stantec operates, it will at all times comply with applicable laws and regulations. In acting on behalf of Stantec, no employee shall, at any time, take any action which they know or reasonably should know to be in violation of any applicable law or regulation. Any time an employee is uncertain about the application or interpretation of a law or regulation, they should consult their supervisor who, in case of doubt, should seek the opinion of the Company’s Risk Management department.
I. IMPROPER PAYMENTS
No payment will be made by, or improper benefit conferred, on behalf of the Company either directly or indirectly to government officials, political candidates, or officers or employees of clients, subcontractors, suppliers or competitors which violates applicable laws. Employees working outside of North America should familiarize themselves with Stantec’s policy regarding Foreign Business Practices.
J. REPORTING VIOLATIONS OF THE CODE
An employee who becomes aware of a violation of this Code or believes that a violation may take place in the future must report the matter. Ordinarily, the report should be made to the employee’s immediate supervisor who, in turn, must report it to the General Counsel. If the supervisor takes no action or the employee feels that it would be appropriate to report to a person in higher authority, the employee should bring the matter to the attention of the General Counsel. Requests for anonymity will be respected to the extent this does not result in the violation of the rights of another employee.
K. REPORTING VIOLATIONS OF THE LAW
In addition to reporting violations of this Code of Ethics, it is a Stantec policy to protect Employees against unlawful discrimination or retaliation by their employer as a result of their lawfully reporting information regarding, or their participating in, investigations involving corporate fraud or other violations by the Company or its Employees of applicable law. Stantec’s Whistleblower Policy should be referred to for further information.
L. COMPLIANCE RESPONSIBILITIES
This Code is to be strictly followed at all times and under all circumstances. Any violation will subject an employee to disciplinary action, up to and including termination. The Board of Directors is ultimately responsible for monitoring compliance with this Code. To protect our Employees, shareholders, and other stakeholders, the Board of Directors has designated the General Counsel as the individual who is responsible for administering and overseeing the compliance and reporting process of this Code. The General Counsel will refer complaints submitted, as he determines to be appropriate or as required under the directives of the Board of Directors, to the appropriate member of the Executive Leadership Team, the Chairman of the Board or an appropriate Committee of the Board.

Reference: Code of Ethics

No waiver of the requirements of this Code will be granted to the Company’s Directors or Executive Officers without approval of the Board of Director’s Corporate Governance and Compensation Committee.
Stantec and all Employees benefit from an atmosphere of good ethical conduct. Employees are encouraged to discuss any situations of existing or potential non-compliance, involving themselves or others, with their supervisor, regional human resources coordinator, or if they prefer, with the Company’s General Counsel.
Action / Communication Required:
•	This Code of Ethics shall be posted on StanNet or otherwise communicated to the Company’s Employees generally. This Code shall also be noted in the orientation for new employees.

•	Currently, Stantec’s General Counsel is Jeffrey S. Lloyd.